THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows Provided By (Used For) Operating Activities:		
Net Income	$	82,881
Adjustment to Reconcile Net Loss to Net Cash:		
Provided By (Used for) Operating Activities:		
Depreciation		481
Change in Operating Assets and Liablities:		
Increase (Decrease) in Cash and cash equivalents:		
Accounts receivable		(15,000)
Prepaid expenses		1,026
Accounts payable		(275)
Total adjustments		(13,768)
Net cash provided by operating activities		69,113
Cash Flows Used For Investing Activities:		
Purchase of equipment		(2,882)
Net increase in cash and cash equivalents		66,231
Cash and cash equivalents at beginning of year		76,195
Cash and cash equivalents at end of year	$	**142,426**

The accompanying notes are an integral part of these financial statements.